Exhibit 99.7

DRAFT FOR IMMEDIATE RELEASE

Richard S. Rofé Announces Commencement of All-Cash
$16.00 Per Share Tender Offer for CPEX Pharmaceuticals through
RSR Acquisition Co., a Wholly-owned Subsidiary of Shelter Bay Holdings, LLC

$16.00 Tender Offer Price Represents 47 and 49 Percent Premium, Respectively, to 20- and 60-Day Volume Weighted Average Price (“VWAP”) at Jan. 7, 2010, The Last Trading Day Before News of All-Cash $14.00 Per Share Tender Offer Intention Became Public

New York, April 22, 2010 — Arcadia Capital Advisors Managing Director Richard Rofé announced today that he has commenced a $16.00 per share all-cash tender offer for CPEX Pharmaceuticals, Inc., (Nasdaq: CPEX) through RSR Acquisition Co., a wholly-owned subsidiary of Shelter Bay Holdings, LLC.

Separately, Richard Rofé has discontinued his pursuit of CPEX board representation at this time. Rofé notes that given the classified nature of the CPEX board of directors, only one board seat is up for election in the current cycle. Concluding that representation through a single seat on the CPEX board is likely to be an ‘exercise in futility,’ Rofé commented that, as he expressed in January, “I’ll just have to acquire CPEX in its entirety to affect the changes I think are absolutely necessary to maximize shareholder value. Given the consistent evidence of an insular and conflicted board, and its unwillingness to be open to shareholder input, notwithstanding shareholders are the true owners of the Company, a single board seat will offer no opportunity to truly effect positive change in corporate governance, strategy or operational focus and priorities for cash flow at the Company for the benefit of all shareholders. I’d rather just offer shareholders the present value of the Company with a modest control premium so that they can exit before this CPEX board of directors further devalues our asset. I believe the CPEX board is and will remain in violent conflict with its fiduciary duty of care to shareholders, and my only practicable and available option to effect positive change at the Company is to successfully tender for all outstanding common shares.”

“I never wanted it to come to this.” Rofé notes. In making the offer, Rofé would like shareholders to note the following points:

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Rofé has consistently stated his objective to complete a friendly, negotiated transaction with the independent members of the CPEX board of directors, but he has been consistently rebuffed at all attempts at formal and informal communications to effect such negotiations. Consequently, Rofé has decided to pursue this alternative course of action to allow public investors to decide for themselves what is in their best interests. In the event a high percentage of shares outstanding are tendered into this offer, this would provide the strongest prima facie evidence that existing CPEX shareholders are not satisfied with the status quo at CPEX, and, rather, that the CPEX board is abrogating or nullifying the collective will of shareholders while ostensibly claiming to be acting in their best interests.

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In recent previous public statements, the CPEX board has stated that Rofé has, in their words, “refused to demonstrate to us that he has the financing to complete an acquisition of CPEX despite our repeated requests that he detail his financing sources” and “has not followed through with any of his stated intentions.” Notwithstanding the fact that these misstatements have now been proven to be manufactured by CPEX and are fully unsupported by the facts, similar to prior board promises about the future of Nasulin.

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$16.00 Tender Offer Price Represents 47 Percent Premium to 20-Day Volume Weighted Average Price (“VWAP”) and 49 Percent Premium to 60-Day Volume Weighted Average Price (“VWAP”) at Jan. 7, 2010, the last trading day before news of an all-cash $14.00 per share tender offer intention became public.

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In the past year, CPEX shares have traded as low as $7.65 per share. The shares closed at $16.10 on July 1, 2008, as the Company initiated its public spin-off from Bentley and initiated its strategy to create shareholder value by pouring tens of millions of dollars of shareholder cash into the Nasulin program (R&D and G&A expense), in addition to millions spent on board and senior management compensation. An investor who purchased shares at or near the spin-off price of approximately $16.10 and sold at $11.25 at the closing price on January 7, 2010, the last trading day before Rofé’s tender offer intentions became known, would have earned a return of negative 27 percent excluding commissions over a holding period of nearly 1.5 years.

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This tender offer for all shares outstanding of CPEX will provide unprecedented liquidity for public CPEX shareholders in the event the transaction is consummated. In contrast, trading volume in CPEX on the NASDAQ over the past three months has averaged just under 10,500 shares per day. For all of 2009, prior to the existence of a prospective tender offer, average daily trading volume was even lower.

As is more fully described in the Offer to Purchase filed today with the U.S. Securities and Exchange Commission (“SEC”), this Offer is subject to customary closing conditions including: (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Shelter Bay and its subsidiaries (including us), represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) CPEX’s Board of Directors redeeming the associated preferred stock purchase rights or our being satisfied, in our sole discretion, that the rights have been invalidated or are otherwise inapplicable to the Offer and the merger of CPEX and us (or one of our or Shelter Bay’s subsidiaries) as described herein, (iii) CPEX’s Board of Directors having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law or our being satisfied, in our sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger, (iv) the Purchaser entering into a definitive agreement with Cowen regarding the Cowen Financing to complete the purchase of all of the outstanding Shares, (v) the waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares under this Offer having expired or been terminated as described herein and (vi) CPEX not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Shelter Bay’s ability to acquire CPEX or otherwise diminishing the expected value to Shelter Bay of the acquisition of CPEX.

Rofé made the following statement: “Actions obviously speak much louder than words. I am taking this initiative to launch, and ideally consummate, a good faith all-cash tender offer that is entirely consistent with all of my public statements and undertaken at a substantial premium even to the original $14.00 contemplated share price in early January 2010. By now, anyone following CPEX knows and understands my critical views of the senior management team and the board and can vet my views based on the facts as they understand them. Irrespective of that and the fact that I have been correct from the beginning in my disdain for the now-failed Nasulin program, by commencing this tender offer at a modest control premium, I am providing all public CPEX shareholders with a viable new option for a stock that typically trades infrequently and is impaired by a management and board that has unnecessarily and consistently destroyed shareholder value.”

Rofé concluded, “CPEX shareholders, I believe, are fortunate to now have a real exit strategy choice that offers a modest control premium for what otherwise is a poorly managed company with an unenviable track record of consistent failure. CPEX shareholders that review my Offer certainly retain the option to sell their shares in the open market or keep them and rely on the creation of future shareholder value by the existing CPEX management team, notwithstanding the fact that CPEX management has squandered and destroyed millions of dollars in shareholder value with nothing to show for their efforts thus far. Ultimately, CPEX shareholders must and should decide for themselves what course of action is perceived to be in their individual best interests. The reality is my all-cash tender offer is now officially on the table for all to review and act upon.”

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Shelter Bay Holdings, LLC (“Shelter Bay”) and RSR Acquisition Company (“Purchaser”) will file tender offer documents with the U.S. Securities and Exchange Commission (“SEC”) and mail them to stockholders of CPEX. INVESTORS AND SECURITY HOLDERS OF CPEX ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents and other documents filed with the SEC by Shelter Bay and the Purchaser through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase and related materials may also be obtained for free by contacting the Information Agent for the tender offer, The Proxy Advisory Group, Inc., at toll-free at (888) 557-7699.
Contacts:
David K. Waldman / John J. Quirk
Crescendo Communications, LLC
Arcadia@crescendo-ir.com
(212) 671-1020

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